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SECURITIE
V

15047818

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jett Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clarke Gray (212) 916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza Suite 3000	New York	NY	10039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jett Capital Advisors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DION ROSS
Notary Public - State of New York
NO. 01RO6288412
Qualified in Queens County
My Commission Expires Sep 3, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETT CAPITAL ADVISORS LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

JETT CAPITAL ADVISORS LLC
CONTENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Jett Capital Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Jett Capital Advisors, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Jett Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jett Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 13 has been subjected to audit procedures performed in conjunction with the audit of Jett Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Jett Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
February 23, 2015

JETT CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2014

ASSETS:

Cash	$ 444,145
Receivable from parent	18,956
Prepaid expenses	19,418
TOTAL ASSETS	$ 482,519

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 152,661
Deferred revenue	75,317
Income taxes payable	45,000
TOTAL LIABILITIES	272,978
Commitments and Contingencies	
Member's Equity	209,541
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 482,519

See independent auditors' report and notes to financial statements.

JETT CAPITAL ADVISORS LLC

Statement of Operations

Year Ended December 31, 2014

REVENUE:		
Fees	$	2,025,203
Total Revenue		2,025,203
EXPENSES:		
Compensation and benefits		1,300,183
Occupancy and equipment		186,579
Technology and communications		46,260
Travel and entertainment		244,336
Professional fees		335,666
Regulatory expense		6,984
Other expenses		36,154
Total Expenses		2,156,162
Loss before provision for income taxes		(130,959)
Provision for income taxes		59,500
Net loss	$	(190,459)

See independent auditors' report and notes to financial statements.

JETT CAPITAL ADVISORS LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2014

Balance at December 31, 2013	$200,000
Capital contributions	200,000
Net loss	(190,459)
Balance at December 31, 2014	$209,541

See independent auditors' report and notes to financial statements.

JETT CAPITAL ADVISORS LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (190,459)
Adjustments to reconcile net loss to	
net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivable from parent	(18,956)
Prepaid expenses	(19,418)
Accounts payable and accrued expenses	152,661
Deferred revenue	75,317
Income taxes payable	45,000
Net cash provided by operating activities:	44,145
Financing activities	
Capital contribution from parent	200,000
Cash Provided by financing activities	200,000
Net increase in cash	244,145
Cash at beginning of year	200,000
Cash at end of year	$ 444,145

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest and $14,500 paid for income taxes.

See independent auditors' report and notes to financial statements.

JETT CAPITAL ADVISORS LLC
Notes to Financial Statements
YEAR ENDED DECEMBER 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates fee revenue for advising its clients on capital raising and on the private placement of the capital. Those fees are recognized when the revenue is received, typically at closing, which approximates when the fees are earned.
On occasion the Company is paid a retainer for future services. Those retainers are booked as deferred revenue and amortized into income over the retainer period.
Typically fees are paid in US currency but from time to time may be paid in kind.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Non-Marketable Securities

The LLC received non-publicly traded securities in lieu of a small portion of its fees during 2014. As such, these investments are considered illiquid, meaning that should the LLC choose to liquidate these investments, there would likely not be a ready market to do so. In addition, since there is no ready, public market for these investments there is no easily ascertainable market for determining the fair value of these investments.

The LLC has implemented ASC 820-10 (previously known as Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* or SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the LLC. Unobservable inputs reflect the LLC's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the LLC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Non-Marketable Securities(continued)

determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the LLC in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the LLC's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The LLC uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The LLC values investments in securities for which there is no ready market at fair value as determined by the LLC's management. Many of the LLC's securities have experienced severe price volatility as a result of the increased credit risk and the reduced liquidity of these investments in the marketplace.

Under current market conditions, the LLC's securities may be deemed to be illiquid. Illiquid securities are generally those for which there is no ready market available to facilitate the liquidation of the securities. This may result in the securities being disposed of at a price significantly different than the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of securities may result in the LLC incurring substantially different results on the final sale of some securities than the current fair value recognizes.

Among the more specific factors that are considered by management of the LLC in determining the fair value of a security are: (1) type of security; (2) cost at date of purchase (generally used for initial valuation); (3) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (4) information as to any transactions or offers with respect to

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Non-Marketable Securities (continued)

the security; (5) special reports prepared by analysts; (6) the price and extent of public trading in similar securities of the issuer or comparable companies; (7) the fundamental analytical data relating to the investment; and (8) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that the LLC could purchase or sell a security at the price used to calculate the LLC's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. As of December 31, 2014 there were no deferred taxes or allowances.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Concentrations and Other Risks

One of the Company's clients represents individually more than 38% of the Company's revenue and two others represent more than 10% each and together aggregate 35%. All of the Company's clients are headquartered primarily in the Pacific Basin and Canada, but since revenues are recorded as received and usually paid at closing there is no material foreign exchange risk.

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2014, the Company had net capital of $171,167, which was $71,167 in excess of its net capital requirement of $100,000.

Note 3 - Income Taxes

The Company is a LLC, and files consolidated federal, state and local tax returns with its only member, its Parent, and as a result is a "disregarded entity" for tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return and tax payments, if any, are paid to its Parent for its proportionate share of taxes. In 2014 the Company recognized $59,500 in expense for NYCUBT and has $45,000 accrued in Taxes Payable as of December 31, 2014.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to

Note 3 - Income Taxes (continued)

Meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax year that remains subject to examination is 2013. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including that for use of the New York office space (office space lease is in the name of JCAH) which has aggregated $174,379 through December 31, 2014

JCAH will also be responsible to acquire from the Company all fees received in kind at the calculated value on the date of acquisition. through an intercompany transfer of the asset.

This agreement shall be terminated upon the cessation of the Company's commercial operations

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Investments at Fair Value

During 2014 four transactions resulted in the Company receiving a portion of its fee in either options or warrants. These assets were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820-10. See Note 1 for a discussion of the Partnership's polices. All of these instruments were Level 3 investments and were valued using the Black Scholes options valuation method. The Black Scholes method requires four standard inputs as follows: volatility, risk free rate, dividend yield and expected term. The inputs which were used for these valuations were 25%, 1%, 0% and 2 to 5 years, respectively. The value of these instruments aggregated $31,452. As fees paid in kind their value at acquisition was included in fee revenue for 2014.

In accordance with the expense sharing agreement described in Note 5 the Parent has agreed to acquire these instruments at their fair value at the date of acquisition through an intercompany transaction whereby the value was used to reduce the Company's payable to the parent. As a result there were no Level 3 investments included in the Company's Statement of Financial Condition at December 31, 2014 nor were there any as of December 31, 2013.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 23, 2015 the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

JETT CAPITAL ADVISORS LLC
Supplementary Information
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital

Total member's equity qualified for net capital	$	209,541
Total deductions and/or charges		38,374
Net capital before haircuts on securities		171,167
Haircuts on securities		-
Net Capital	$	171,167
Aggregate indebtedness	$	272,978
Computation of basic net capital requirement Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	71,167
Ratio of aggregate indebtedness to net capital		159.48%

There are no material differences from the Net Capital calculation shown above and the unaudited calculation filed with the Company's December 31, 2014 X17a-5 report.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

SIPC Supplemental Report

The Company has accrued $3,142 to meet its obligations to SIPC.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member of
Jett Capital Advisors, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Jett Capital Advisors, LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Jett Capital Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 23, 2015

JETT CAPITAL ADVISORS, LLC

New York, New York

EXEMPTION REPORT

Including Report of Independent
Registered Public Accounting Firm

As of December 31, 2014 and for the Period
from March 18, 2014 to December 31, 2014

JETT CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Jett Capital Advisors, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jett Capital Advisors, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Jett Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Jett Capital Advisors, LLC stated that Jett Capital Advisors, LLC met the identified exemption provisions as of December 31, 2014 and for the period from March 18, 2014 to December 31, 2014 without exception. Jett Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jett Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 23, 2015

JETT CAPITAL
ADVISORS

February 23, 2015

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Jett Capital Advisors LLC claims exemption from SEA Rule 15c3-3 section (k) paragraph 2(i) for the period March 18, 2014 through December 31, 2014. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all securities transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of broker or dealer)"." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Regards,

J. Clarke Gray

Chief Financial Officer

Jett Capital Advisors, LLC
712 Fifth Avenue, 11th Floor
New York, NY 10019